Contact

www.linkedin.com/in/
badashinvestor (LinkedIn)

Top Skills

Clinical Trials
Pharmaceutical Industry
Clinical Research

Languages

French
Spanish

Certifications

Independent Rental Owner Professional (IROP)

Ashley Wilson

Entrepreneur, Real Estate Investor, Multifamily Owner, Expert, and Coach, & Best-Selling Author
Newtown Square, Pennsylvania, United States

Summary

Founder of Conference Connect, Co-Founder of Apartment Addicts, Founder of Bar Down Investments, and Co-Founder of HouseItLook. Conference Connect is the World's #1 Conference and Speaker Discovery Platform, Apartment Addicts is a coaching program for multifamily enthusiasts, Bar Down Investments owns and operates large apartment buildings, and offers opportunities for investors who are looking to passively own real estate. HouseItLook flips primarily higher end homes in the suburbs of Philadelphia, Pennsylvania. Prior to real estate, Ashley worked in Clinical R&D for GSK, Wyeth, and Sanofi-Aventis.
www.ConferenceConnect.com
www.ApartmentAddicts.com
www.BarDownInvestments.com
www.HouseItLook.com

Experience

Conference Connect

Co-Founder
February 2024 - Present (2 years 1 month)

Conference Connect is the World's #1 Conference and Speaker Discovery Platform! Join today and Get Connected!

Bar Down Investments LLC

Co-Founder
June 2018 - Present (7 years 9 months)
United States

Offering real estate investments to accredited investors, who are looking to earn passive income.
Subscribe to learn more about investment opportunities:
www.BarDownInvestments.com/invest

Apartment Addicts

Co-Founder
May 2021 - Present (4 years 10 months)

Learn to own multifamily in 12 Steps! We'll teach you how to:

-FIND properties and maintain consistent deal-flow

-FUND acquisitions with other people's money (OPM)

-& RUN them like the pros do so you AND your investors make $$$$$

HouseItLook LLC

Owner & Co-Founder

October 2014 - Present (11 years 5 months)

Spring City, PA

Co-Founder and Operator of HouseItLook LLC, a real estate solutions company. Bringing houses back to their former glory in Montgomery, Delaware and Chester County, Pennsylvania. If you know of any properties that are in need of repair, please message me. We offer referral bonuses! www.HouseItLook.com

BraiderBooking.com

Creator

September 2015 - September 2017 (2 years 1 month)

BraiderBooking.com is both a website and an app, connecting Braiders and Competitors of all equine disciplines across North America. BraiderBooking.com allows for braiding and other show services to be booked prior to an event.

DirectHirePharma

CEO & Founder

January 2014 - December 2016 (3 years)

Conshohocken, PA

Overall strategic and operational day-to-day responsibility for DirectHirePharma. Maintain a high level of knowledge of contracting resourcing needs in the Pharmaceutical and Biotech Industry. Ensure website optimization. Build customer relationships both domestically and internationally.

SynteractHCR

Director Project Management (Formerly Project Director / Formerly Senior Project Manager)

October 2010 - November 2013 (3 years 2 months)

Home Based

Fortunate to lead a very talented Global Vaccine Study Management Team, consisting of eight Project Managers and seven Senior Project Managers for Phase I-IV studies across the following programs: Strep, Malaria, Neisseria, MMR/OKAH/MMRV, Pandemic and Seasonal Flu, and Epidemiology in a FSP (full service provider). Perform client contract reviews, resource allocation, training and on-boarding, recruiting/hiring, performance reviews (15 direct reports), identify global efficiencies, serve as US point of contact for sponsor and provide study management support. Created on-boarding program for newcomers leading to a decreased training start-up period (1/3 time decrease). Served as the US point-of-contact for Quality Assurance.

GlaxoSmithKline Biologicals

Global Study Manager

November 2008 - October 2010 (2 years)

Managed several Phase II-IIIb global vaccine trials, with a focus in MMR, Okah and MMRV. Countries included India, Finland, Italy, Czech, Romania, Russia, Lithuania, Slovakia, Poland, Sweden, Greece, and Australia. Led several International Monitor Meetings. Served as the sole US representative for a global EU Biological department meeting, held in Belgium. Created multiple efficiencies across several departments. Served as a Mentor and that individual is now a Global Study Manager. Was the Global Study Lead for a study from start to finish for which we gained regulatory approval.

Wyeth Research

1 year 8 months

Global Trial Manager Assistant

January 2008 - October 2008 (10 months)

Assisted Global Trial Lead in all aspects of several Phase I-III global trials (inclusive of Start-up through close-out activities). The trials were in Hospital Acquired Pneumonia, Community Acquired Pneumonia, River Blindness, and Hep-C.

Clinical Trial Support Specialist

March 2007 - January 2008 (11 months)

Assist Clinical Trial Manager in all Operational Management Task required to run Phase 2 Trials. Lead several meetings, and am responsible for producing several reports to upper management. Communicate with sites and Monitors on any study updates.

sanofi-aventis

Clinical Project Assistant

November 2005 - March 2007 (1 year 5 months)

Worked on CNS Phase III Trials assisting in all aspects of Clinical Research Management. Interacted with monitors and sites on a daily basis, maintained numerous trackers, presented and co-led meetings, reviewed Regulatory Documentation.

Education

Management and Strategy Institute

Certificate, Six Sigma Lean Professional (SSLP) · (2014 - 2014)

Pennsylvania State University-Great Valley Graduate Center

Master's Degree (MLD), Leadership Development · (2007 - 2008)

Colgate University

BA, Psychology · (2001 - 2005)

The Hill School

 · (1998 - 2001)